Soellingen Advisory Group, Inc.

777 South Flagler Drive, Suite 800

West Palm Beach, FL 33401

August 1, 2013

Ms. Angela McHale

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Soellingen Advisory Group, Inc.

Registration Statement on Form S-1A

Filed May 31, 2013

File No. 333-189007

Dear Ms. McHale,

We are in receipt of your comment letter dated June 25, 2013.  We are currently in the process of amending our Form S-1 filing (Amendment No. 1), which will include revisions, based on your comments. We anticipate the Amendment No. 1 will be filed on or before August 1, 2013.  A redline version of Amendment No. 1 has been provided to staff counsel, Sandra B. Hunter, Esquire via email. The following is a response to each of your comments.

 General

1. We note your disclosure on page 5 that you do not consider your company to be a “blank check company.” Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of providing consulting services to the environmental technologies industry. However, your disclosure shows that you had no assets as of April 30, 2013, other than cash and cash equivalents of $11,700 and prepaid expenses of $183,150, no revenues, no operations and no contracts regarding the company’s proposed business. In addition, the costs of this offering are $20,005.88. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months. Lastly, although you disclose on page 5 that you have no intention to engage in an acquisition with any other entity, we note that you also disclose on page 19 that you intend to expand your market presence “via an acquisition strategy of existing consulting firms.”

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

RESPONSE: We acknowledge the Commission staff’s comment. Mr. Haig and Mr. Skaff have been business consultants and partners for many years. During this period of time they have partnered on several private consultation projects on an individual basis. Just recently at the urging of many others decided to make their talents and expertise available via an organized corporation. These facts have been expanded upon in the officer and director section. The financial statements reflecting the activity in the period ending June 30, 2013 will address the concern expressed regarding the ability to implement our business plan which is specified on page 22 under the heading  12 Month Growth Strategy and Milestones

To address Rule 419 we have added the following on page 5 and 19

The company is not a blank-check company and was not formed for the purposes of a reverse merger or any other like transaction. The company does now and will continue to operate as an advisory company, on a fee-based compensation basis, for independent clients requiring our expertise, experience and international contact networks. Any acquisitions that the company may make in the future, would be of companies similar in nature to our own, operating in similar or complementary industry segments or geographic location; that would provide Soellingen with new growth opportunities or competitive advantage.

2. It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. We note that this registration statement was filed a short period after the selling shareholders had purchased their shares and that the amount of shares offered for resale appears to be all of the shares outstanding held by non-affiliates. In light of these factors, please provide us an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. In your analysis, please address the following factors: the circumstances under which the selling shareholders received their shares, their relationship to the issuer, whether the sellers are in the business of underwriting securities, and any other factor(s) you consider relevant.

RESPONSE: We acknowledge the Commission staff’s comment. The registration statement pertains only to the securities which are to be offered or sold solely by persons other than our company, which persons are non-affiliates.  We will not receive any proceeds from the sale of any of the securities.  The selling shareholders each received their shares in private transactions with the Company that were exempt from registration pursuant to Regulation D, Rule 506 and Section 4(2) of the Securities Act of 1933.  The shareholders are all personally known by our President, David Haig.  As reflected by the Selling Security Holders table in the registration statement, the selling shareholders’ relationship to our Company is that they are friends, family or business colleagues of Mr. Haig. None of the selling shareholders are in the business of underwriting securities.  It is our understanding that the shareholders are proposing to sell their shares due to a need for liquidity. The amount of securities proposed for resale is less than five percent (5%) of the total number of our shares issued and outstanding.  Under these circumstances we have concluded that reliance upon Rule 415(a)(1)(i) is appropriate and that the proposed shareholder sales are not being conducted by or on behalf of our Company.

3. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

RESPONSE: We acknowledge the Commission staff’s comment. There are no graphics, maps, photographs, and related captions or other artwork including logos that we intend to use in the prospectus.

4. Please provide us with highlighted copies of any study or report that you cite or on which you rely. We note, for example, your disclosure in the “Industry Overview” section on page 18. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly by deleting the references to the reports as we are not in possession of consents to include them as references. However we also confirm that the industry reports or studies that we relied on were publicly available and not prepared for us and we did not compensate the party that prepared those reports or studies.

Registration Statement Cover Page

5. The cover page should contain only information required by Item 501 or that is key information. Please advise us whether the Table of Contents is intended to be part of the cover page. If so, please relocate the information and confirm that the cover page will not exceed one page in length.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.  The Table of Contents is not intended to be part of the cover page and the cover page will not exceed one page in length.

6. Please revise to include the complete mailing address and telephone number of your principal executive offices on either the prospectus cover page or in the summary section of the prospectus. Please refer to Item 503(b) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Table of Contents

7. Please revise your Table of Contents to provide a specific, separate, listing of the risk factors section. Please refer to Item 502(a) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

(13) We are exposed to the creditworthiness and performance of our customers…, page 10

8. Here or elsewhere where appropriate, please disclose the method(s) used to assess the creditworthiness of your customers.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing to read:

Additionally, we apply a risk/reward analysis on each client to insure that their projections and business assumptions are accurate, reasonable and provide a likelihood of success.

Item 5. Determination of Offering Price, page 14

9. We note your disclosure that the price of the shares you are offering was arbitrarily determined. However, you then state that the offering price was determined by considering factors such as your recent sales of securities, your relative cash requirements and your management expertise. Please revise to reconcile.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly to read:

Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market.  We are offering the common shares at a price of $0.025per share.  Such offering price does not have any relationship to any established criteria of value, such as book value or earnings per share.  The price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.

The offering price was determined arbitrarily based on a determination by the board of directors of the price at which they believe investors would be willing to purchase the shares.  Additional factors that were included in determining the offering price are the lack of liquidity resulting from the fact that there is no present market for our stock and the high level of risk considering our lack of profitable operating history.

Item 6. Dilution, page 14

10. We note that this registration statement is being filed to register shares to be sold at $0.025 per share. During the past year you have issued shares to your founders for $0.0001 per share. As such, please revise to provide the information required by Item 506 of Regulation S-K or tell us why you do not believe this to be applicable.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly to read:

The following table identifies the prices common stock has been issued within the last 5 years in compliance with Regulation S-K Item 506.

Shareholder	Number of shares	Price paid per share	Consideration paid

David Haig	19,250,000	$0.0001	Services
Ray Skaff	250,000	$0.0001	Services
All other investors	914,000	$0.025	$22,850.00

Selling Shareholder, page 14

11. It appears from your selling shareholders table that several of your selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). To the extent applicable, please revise the table to reflect the number of securities that are beneficially owned by each selling shareholder. Please also revise footnote one accordingly and clarify which column footnote (2) is intended to modify.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Karen Haig is the CEO's wife but not a selling shareholder.  This is disclosed on page 26 under transactions with related parties.

Gus and Susan de la Fuente and Richard and Stacey Haggar are husband/wife; Nils Riis is Nelson Riis' adult son. Sara McCall is Thomas Osborne Wright’s adult daughter and David Osborne Wright his adult son. All of the Skaff's are cousins, siblings etc. And have been disclosed already. Further clarification has been made as requested.

 Item 9. Description of Securities to be Registered, page 16

12. We note that you have filed a legality opinion as Exhibit 5, whereby counsel has consented to the reference of his law firm under the caption “Legal Matters” in the Registration Statement. There appears to be no such section in the Registration Statement, and this reference appears instead in this section. Please revise to reconcile.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.  The legal opinion also has been revised.

Item 11. Information with Respect to the Registrant, page 17

Internet Promotions, page 18

13. Please revise to disclose your website address.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Our URL IS http://www.soellingen.com effective as of July 4, 2013 and is under construction.

Management’s Discussion and Analysis of Financial Condition, page 22

14. We note you indicate on page 27 that you have a note payable to New Opportunity Business Solutions, Inc. Please revise your disclosure to provide details regarding this note payable, including any business conducted with New Opportunity Business Solutions, Inc.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly to read as follows in the MD&A section and in the Notes To Unaudited Financial Statements:

New Opportunity Business Solutions, Inc., is a non-related entity that provides consulting services to our company. SAGI is a client of New Opportunity Business Solutions, Inc and presently SAGI has made arrangements with New Opportunity Business Solutions to make reductions to the note in return for successful referrals of other clients that retain New Opportunity Business Solutions. The original amount of the note payable was $199,800. The note states a 10% interest rate and no maturity date or repayment terms. The note is as support for the consulting fee which was owed by SAGI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.  Accrued interest at June 30, 2013 was $5,017.

15. We note that you intend to use the income from your current client to continue to meet your operating expenses. Please revise your disclosure to identify your client and describe the services you have provided, as well as the fees charged.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

SAGI currently has 4 clients (who desire that their identities remain confidential) under contract providing the company minimum monthly fees in excess of $15,000. Soellingen provides corporate development consulting and int'l business development assistance for companies looking to expand into international markets. The company's experience and expertise includes: finance, marketing, business development, project management, operations management, strategic & business planning, and media / marketing.

16. We note your disclosure on page 22 that your CEO has agreed to fund your operations as needed over the next 12 months. We further note your disclosure on page 17 that you have not made any arrangements or agreements with your officers and directors regarding the advancement of funds. Please revise to reconcile. In addition, please file the agreement with your CEO to fund your operations, pursuant to Item 601(a)(10) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly. We have added a demand note as an exhibit and added this to the disclosure on page 17.

Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. Thus far there has not been any need for funds provided by our CEO.

Directors and Executive Officers, page 23

17. We note that you refer to Daniel Haig and Raymond Skaff as Directors in the notes to your financial statements. Please revise the table to identify all of the positions held by each individual.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

18. We note your disclosure that Mr. Haig “served in various advisory roles,” and “served in a number of interim executive positions.” In describing the experience of both David Haig and Ray Skaff, please revise your disclosure to provide the positions held, the specific dates of employment, and the nature of the responsibilities undertaken. Please refer to Item 401(e) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly with expanded biographies for both Officers.

Table 4.1 Summary Compensation Table – Officers

19. We note you indicate in your Summary Compensation Table that David Haig received “other compensation” of $1,925 and that Raymond Skaff received “other compensation” of $25; however, the “Total” compensation for each individual is listed as $0. Please revise. In addition, please provide more detail regarding this “other compensation.”

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Transactions with Related Persons, Promoters and Certain Control Persons

20. We note your disclosure that you issued shares to your CEO and Vice President, Corporate Communications for services. Please revise your disclosure to describe the services provided.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly

Mr. Haig and Mr. Skaff  have expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strateic alliances, raising capital, and formulating strategy.

21. Please identify your promoters pursuant to Item 404(c) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly as follows:

Promoter

The company does not have any promoters other than our CEO, David Haig.

Financial Statements

Balance Sheet, page F-3

22. Please revise your financial statements to more thoroughly describe prepaid expenses. Your revised disclosure should include, but not be limited to, a description of the services being rendered, a discussion of the relationship of the vendor to the company, and disclosure of the expected amortization period. We may have further comment after we review your revised disclosure.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly in

NOTE 8. PREPAID EXPENSES

The Company entered into a consulting agreement with New Opportunity Business Solutions, a non-related party, on April 1, 2013.  New Opportunity Business Solutions is to provide consulting services related to the preparation of the S1 registration statement being filed with the Security and Exchange Commission.  The contract is for a 12 month term.  The amount of the contract is $199,800 due and payable in full on April 1, 2013. The Company will expense the contract over the 12 month term in the amount of $16,650 per month.   As of April 30, 2013 the company has expensed 1 month or $16,650.  The balance of prepaid expense at April 30, 2013 is $183,150.

Recent Sales of Unregistered Securities, page 31

23. We note from your disclosure in the “Selling Security Holders” section that these shares of common stock were issued pursuant to Regulation D. Please revise this section to state the particular Rule you are relying upon and provide all the facts and circumstances that make such exemption available to you.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Signatures

24. Please revise your signature page to ensure that it is signed by the majority of your board of directors. Refer to Instruction 1 to Signatures on Form S-1.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly having all officers and directors sign.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Soellingen Advisory Group, INC.

/s/:  David Haig

David Haig, President